News Release

Alexco Announces Additional High Grade Results at Keno Hill: Husky Southwest

June 4, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR) ("Alexco") is pleased to announce initial results from its phase 1, 30,000 meter 2007 core drilling program at the Keno Hill Project, Yukon, being managed by NovaGold Resources Inc. (TSX, AMEX: NG). Drilling at the Husky Southwest zone, located approximately 1,000 meters east of the high grade Silver King East 2006 discovery, intersected high grade silver intervals in several drill holes. The deepest hole (K-07-059) has extended the historic Husky Southwest mineralized zone in excess of 100 meters down dip and mineralization remains open both down dip and along strike.

Highlights

•	Drill results from seven of nine completed holes drilled in the Husky Southwest area, located in the western part of the historic Keno Hill district, include:

o

DDH K07-052 which cut an interval grading: 1,586 g/tonne of silver (46.3 ounces per ton silver), 0.962 g/tonne Au, 5.50% lead and 0.04% zinc or 53.9 ounces per ton silver equivalent over 2.10 meters from 191.60 to 193.70 meters occurring within a broader 14.81 meter zone grading 12.0 ounces per ton silver equivalent.

o

DDH K07-059 which cut an interval grading: 1,040 g/tonne of silver (30.3 ounces per ton silver), 0.74 g/tonne Au, 11.0% lead and 0.02% zinc or 44.4 ounces per ton silver equivalent over 0.41 meters from 318.11 to 318.52 meters occurring within a broader 12.01 meter zone grading 11.0 ounces per ton silver equivalent.

o

DDH K07-059 cut an additional zone grading: 835 g/tonne of silver (24.4 ounces per ton silver), 0.11 g/tonne gold, 0.28% lead and 0.02% zinc or 24.9 ounces per ton silver equivalent over 1.84 meters from 331.50 to 332.99 meters occurring within a broader 6.8 meter zone grading 13.4 ounces per ton silver equivalent.

o

DDH K07-045 which cut an interval grading: 1,130 g/tonne of silver (33.0 ounces per ton silver), 0.32 g/tonne Au, 6.20% lead and 0.03% zinc or 40.6 ounces per ton silver equivalent over 0.29 meters from 190.36 to 190.65 meters.

•

Shallower reconnaissance drilling in 2006 and early 2007 by Alexco in the Husky Southwest zone has encountered thin, high-grade silver zones within broader intervals of intense pyrite and clay altered quartzite interpreted to be associated with a higher level (vapor phase) of mineralization which may transition to increased silver and base-metal mineralization (fluid stage) deeper within the hydrothermal system. Subsequent deeper exploration drilling in 2007 has intersected progressively greater widths of stock-worked mineralization culminating in the deepest and most easterly drill hole, DDH K07-059. This mineralization remains open along strike and to depth.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

•
2007 drilling has now been initiated along the Bellekeno vein system where drill intercepts grading up to 220 opt silver equivalent over 2 meters were encountered in Alexco’s 2006 drill campaign. A NI 43-101 report focused on the Bellekeno historical resource and 2006 drilling is being completed by SRK Consultants. In addition, drilling has been initiated in both the former Onek mine area, located near the historic mining town of Keno City, and within the historic town site of Elsa, where previous exploration was limited due to infrastructure. Additional ongoing exploration work includes a geophysical (IP/resistivity) survey over the Silver King – Husky trend, continued geologic data compilation, validation of the Bellekeno resource, metallurgical studies on Bellekeno ore and construction of 3D models for the Bellekeno and Husky SW areas.

Husky Southwest Assay Results

Assays from all or portions of seven of the nine completed holes drilled at Husky Southwest have been received and a summary of results to date is presented in the attached Table 1.

Husky Southwest Genetic Model and District Implications

A high sulfidation exploration model for the Husky Southwest mineralization has been developed based on observed sulfide mineral paragenesis and alteration mineralization. Widespread and often thick alteration zones of intense pyrite and clay are suggestive of vapor phase alteration, common in the upper levels of some hydrothermal systems. This model would suggest that increased silver and base-metal values could occur deeper in the system associated with fluid phase mineralization. Exploration drilling in 2007 has begun to explore deeper in the vapor phase zone encountering progressively wider intervals of stockwork mineralization.

The implications of this work and the results from the initial 2007 drill holes demonstrate that the district can host significantly wider, albeit lower grade zones than the thin, historically-exploited bonanza veins. This potential for bulk mineable mineralization containing significantly greater tonnages and overall contained metal will be an additional focus of Alexco’s 2007 exploration drilling.

The nature of the observed pyrite-rich vapor phase alteration, which reaches thicknesses of up to 80 meters, may also constitute an excellent geophysical target for exploration. Alexco is currently undertaking a roughly 4.0 by 1.5 kilometer gradient array IP survey along the Silver King – Husky trend to better characterize mineralization and targeting strategies both along the trend and elsewhere in the district. Alexco will continue to develop exploration strategies which serve to more quickly focus exploration drill holes in the district.

2007 Keno Hill Work Program

Drilling on the Keno Hill project began in March and focused on the Silver King - Husky trend where seasonal ground conditions were optimal to begin the 2007 program. An initial 3,945 meters of drilling has been completed with 2,494 meters targeted at the Husky Southwest area. Drilling is now shifting focus to expansion and infill drilling at Bellekeno but will return to the Silver King – Husky trend once data for the current 2007 drilling and geophysical programs are further assessed.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

The Keno Hill exploration plan for 2007 is a multiphase approach focusing on 1) defining and expanding the geologic resource at Bellekeno, 2) expanding mineralization throughout the Silver King – Husky trend and 3) initial tests on other properties within the extensive Keno Hill land holdings.

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

The 2007 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, Senior Project Geologist for NovaGold Resources Inc. and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs of North Vancouver, B.C. for preparation and analysis by fire assay and multi-element ICP.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4

Table 1: Initial Results from the HUSKY SOUTHWEST Prospect – Keno Hill Property

					Ag
	From	To	Length	Ag	oz/to	Au	Au	Pb		Ag eq*
Hole #	meters	meters	meters	g/tonne	n	g/tonne	oz/ton	%	Zn %	oz/ton	Notes
K-07-043	130.15	132.00	1.85	451	13.2	0.527	0.015	1.16	0.004	15.5	Assays Complete
K-07-043	149.00	151.53	2.53	216	6.3	0.177	0.005	0.02	0.001	6.7
K-07-043	154.33	156.30	1.97	101	2.9	0.261	0.008	0.03	0.003	3.5
K-07-044	No Assays										Abandoned Hole
K-07-045	184.16	205.13	20.97	109	3.2	0.199	0.006	0.21	0.12	4.0	Assays Complete
includes
K-07-045	190.36	190.65	0.29	1130	33.0	0.320	0.009	6.20	0.03	40.6
K-07-045	207.29	210.90	3.61	44	1.3	0.101	<0.005	0.14	0.17	1.9
K-07-045	211.95	212.86	0.91	71	2.1	0.100	<0.005	0.05	0.09	2.5
K-07-045	238.35	238.66	0.31	140	4.1	0.090	<0.005	0.03	0.13	4.5
K-07-046	154.50	155.50	1.00	52	1.5	0.060	<0.005	0.03	0.01	1.7	Assays Complete
K-07-046	158.50	160.50	2.00	239	7.0	0.425	0.012	0.03	0.002	7.8
K-07-046	180.10	182.20	2.10	74	2.2	0.137	<0.005	0.09	0.05	2.6
K-07-047	No Assays										Abandoned Hole
K-07-048	82.20	82.40	0.20	112	3.3	0.080	<0.005	2.85	0.001	6.6	Assays Complete
K-07-048	90.10	93.27	3.17	37	1.1	0.094	<0.005	0.42	0.004	1.7
K-07-049	254.51	256.50	1.99	95	2.8	0.062	<0.005	0.27	0.49	4.1	Partial Assays
K-07-049	257.56	258.06	0.50	59	1.7	0.010	<0.005	0.01	1.45	4.5
K-07-049	259.06	260.00	0.94	280	8.2	0.013	<0.005	1.13	0.30	10.0
includes
K-07-049	259.50	260.00	0.50	487	14.2	0.020	<0.005	2.00	0.27	17.0
K-07-052	183.19	198.00	14.81	358	10.4	0.248	0.007	0.85	0.04	12.0	Assays Complete
includes
K-07-052	184.86	186.58	1.72	496	14.5	0.409	0.012	0.09	0.02	15.4
K-07-052	191.60	193.70	2.10	1586	46.3	0.962	0.028	5.05	0.04	53.9
K-07-052	200.70	201.22	0.52	52	1.5	0.060	<0.005	0.30	0.14	2.2
K-07-052	203.85	207.30	3.45	159	4.6	0.125	<0.005	0.93	0.37	6.6
includes
K-07-052	205.44	206.31	0.87	443	12.9	0.380	0.011	3.51	0.85	19.2
K-07-052	210.00	212.94	2.94	56	1.6	0.254	<0.005	0.10	0.07	2.4
K-07-054											Assays Pending
K-07-056											Partial Assays
K-07-059	311.10	323.11	12.01	247	7.2	0.151	0.006	3.05	0.05	11.0
includes
K-07-059	316.17	318.52	2.35	576	16.8	0.369	0.015	9.32	0.03	28.8
K-07-059	318.11	318.52	0.41	1040	30.3	0.740	0.030	11.00	0.02	44.4
K-07-059	327.66	334.46	6.80	394	11.5	0.120	0.005	0.99	0.05	13.4
includes
K-07-059	331.50	332.99	1.84	835	24.4	0.110	0.005	0.28	0.02	24.9

*Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered. Silver and silver equivalent ounces per ton calculated based on a short ton (2000lbs). Note: Composites calculated using a 30 g/ton silver (Ag) cutoff with a maximum of one sample (<2 meters) of internal dilution.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4